Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of DCT Industrial Trust Inc. (DCT) and DCT Industrial Operating Partnership LP (DCT OP) for the registration of DCT Debt Securities, Warrants, Units, Stock Purchase Contracts, Preferred Stock, Common Stock, Depository Shares, and Guarantees of debt securities of DCT OP and DCT OP Debt Securities and Guarantees of debt securities of DCT and to the incorporation by reference therein of our reports dated February 20, 2015, with respect to the consolidated financial statements and schedule of DCT and DCT OP, and the effectiveness of internal control over financial reporting of DCT included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado

September 10, 2015